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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-1

                        AMENDMENT NO. 4 - FINAL AMENDMENT
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                            (Name of Subject Company)

                                 OLIVETTI S.P.A.
                                  MANNESMANN AG
                        KENSINGTON ACQUISITION SUB, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

                                   150918 10 0
                      (CUSIP Number of Class of Securities)

                              --------------------

                               DR. KURT J. KINZIUS
                                  MANNESMANN AG
                                MANNESMANNUFER 2
                                40213 DUSSELDORF
                                     GERMANY
                           TELEPHONE: 49-211-820-2400

                                       and

                               MARCO DE BENEDETTI
                                 OLIVETTI S.P.A.
                               VIA LORENTEGGIO 257
                                   20152 MILAN
                                      ITALY
                            TELEPHONE: 39-2-4836-6701

                                 WITH A COPY TO:

                               NEIL NOVIKOFF, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000

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         Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"), Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and Kensington Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Olivetti and Mannesmann ("Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on December 17, 1998 ("Schedule 14D-1"), as amended by Amendment Nos. 1, 2 and 3, with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the "Rights" and, together with the Common Stock, "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1998 (the "Offer to Purchase"), as amended by the supplement thereto dated January 19, 1999 (the "Supplement") and the related revised Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

         The information set forth in Item 6 is hereby amended and supplemented by the following:

         The Offer expired at 12:00 midnight, New York City time, on Monday, February 1, 1999. Based on information provided by the Depositary, approximately 12,079,305 Shares or 68.6% of the outstanding Shares (or 55.4% of the Shares on a fully diluted basis) were validly tendered and not withdrawn pursuant to the Offer (including 1,576,830 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares in accordance with the terms and subject to the conditions set forth in the Offer to Purchase, the Supplement and the related Letter of Transmittal. On February 2, 1999, Olivetti and Mannesmann issued a press release, the text of which is set forth as Exhibit (g)(5) and is incorporated by reference herein.

Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

(g)(5)   Press Release of Olivetti S.p.A. and Mannesmann AG, dated
         February 2, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     February 2, 1999


                                  KENSINGTON ACQUISITION SUB, INC.
                                   By:  /s/ Marco De Benedetti
                                        ------------------------------
                                        Name:  Marco De Benedetti
                                        Title: Co-President and Co-Secretary

                                   By:  /s/ Dr. Kurt J. Kinzius
                                        ------------------------------
                                        Name:  Dr. Kurt J. Kinzius
                                        Title: Co-President and Co-Secretary

                                  OLIVETTI S.p.A.

                                   By:  /s/ Roberto Colaninno
                                        ------------------------------
                                        Name:  Roberto Colaninno
                                        Title: Chief Executive Officer

                                  MANNESMANN AG

                                   By:  /s/ Dr. Goetz Mueller
                                        ------------------------------
                                        Name:  Dr. Goetz Mueller
                                        Title: Executive Vice-President

                                   By:  /s/ Dr. Joachim Peters
                                        ------------------------------
                                        Name:  Dr. Joachim Peters
                                        Title: Counsel


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                                INDEX TO EXHIBITS

EXHIBIT

(g)(5)   Press Release of Olivetti S.p.A. and Mannesmann AG, dated
         February 2, 1999.